SCHEDULE 13G

Amendment No. 0
Advanced Micro Devices Incorporated
Common Stock
Cusip #007903107


Cusip #007903107
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	22,416,801
Item 6:	0
Item 7:	77,229,219
Item 8:	0
Item 9:	77,229,219
Item 11:	11.368%
Item 12:	    HC


Cusip #007903107
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	77,229,219
Item 8:	0
Item 9:	77,229,219
Item 11:	11.368%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		Advanced Micro Devices Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		One AMD Place
		P.O. Box 3453
		Sunnyvale, CA  94088-3453


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		007903107

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	77,229,219

	(b)	Percent of Class:	11.368%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	22,416,801

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	77,229,219

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Advanced Micro Devices
Incorporated. No one person's interest in the Common Stock of Advanced Micro Devices Incorporated is more than five percent of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. I also certify that, to the best of my knowledge and belief, FIL Limited and its various non-U.S. investment management subsidiaries included on this Schedule 13G are subject to a regulatory scheme substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a
Schedule 13D with respect to FIL Limited and its various non-
U.S. investment management subsidiaries included on this
Schedule 13G.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 07, 2010
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 33,796,418 shares or 4.975% of the Common Stock outstanding of Advanced Micro Devices Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Common Stock of Advanced Micro
Devices Incorporated owned by the investment companies at June 30, 2010 included 1,923,788 shares of Common Stock resulting from the assumed conversion of $54,020,000 principal amount of ADVANCED MICRO CV 6% 5/15
(35.6125 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common
Stock of Advanced Micro Devices Incorporated owned by the investment companies at June 30, 2010 included 3,104,163 shares of Common Stock resulting from the assumed conversion of $87,165,000 principal amount of ADVANCED
MICRO CV 6% 5/15 (35.6125 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Advanced Micro Devices
Incorporated owned by the investment companies at June 30, 2010 included 125,733 shares of Common Stock resulting from the assumed conversion of $2,531,000 principal amount of ADVANCED MICRO CONV 5.75% 8/12 (49.6771 shares of Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 33,796,418 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston,
MA 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR LLC's beneficial ownership includes 1,300 shares, or 0.000%, of the Common Stock outstanding of Advanced Micro Devices
Incorporated, beneficially owned through Strategic Advisers, Inc.

	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,991,547 shares or 0.440% of the outstanding Common Stock of Advanced Micro Devices Incorporated as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under
Section 8 of the Investment Company Act of 1940 owning such shares. The number of shares of Common Stock of Advanced Micro Devices Incorporated owned by the institutional account(s) at June 30, 2010 included 677 shares of Common Stock resulting from the assumed conversion of $19,000 principal amount of ADVANCED MICRO CV 6%
5/15 (35.6125 shares of Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 2,991,547 shares and sole power to vote or to direct the voting of 2,991,547 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 30,458,314 shares or 4.483% of the outstanding Common Stock of the Advanced Micro Devices Incorporated as a result of its serving as investment manager of institutional accounts owning such shares. The number of shares of Common Stock of Advanced Micro Devices
Incorporated owned by the institutional account(s) at June 30, 2010 included 1,425 shares of Common Stock resulting from the assumed conversion of $40,000 principal amount of ADVANCED MICRO CV 6% 5/15 (35.6125 shares of
Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 30,458,314 shares and sole power to vote or to direct the voting of 10,060,674 shares of Common Stock owned by the institutional accounts managed by PGATC as reported above.

	FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of 9,981,640 shares or 1.469% of the Common Stock outstanding of the Company. The number of shares of Common Stock of Advanced Micro Devices Incorporated owned by the institutional account(s) at June 30, 2010 included 142,450 shares of Common Stock resulting from the assumed conversion of $4,000,000 principal amount of ADVANCED
MICRO CV 6% 5/15 (35.6125 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Advanced Micro Devices
Incorporated owned by the institutional account(s) at June 30, 2010 included 712,250 shares of Common Stock resulting from the assumed conversion of $20,000,000 principal amount of ADVANCED MICRO CV 6% 5/15 (35.6125 shares of
Common Stock for each $1,000 principal amount of debenture).

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.

	FIL has sole dispositive power over 9,981,640 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 9,363,280 shares and no power to vote or direct the voting of 618,360 shares of Common Stock held by the International Funds as reported above.


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on July 07, 2010, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common
Stock of Advanced Micro Devices Incorporated at June 30,
2010.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel